CENTURY

2004
ANNUAL REPORT

CENTURY REALTY TRUST

CONTENTS

MARKET AND DIVIDEND INFORMATION

The Trust's shares of beneficial interest are traded on the NASDAQ SmallCap market. Cash distributions, if any, are paid approximately 45 days after the end of each quarter. The high and low published bid prices and distributions for the last two years were:

2004	High	Low	Distributions Declared
1st Quarter	$ 12.74	$ 10.35	$ –
2nd Quarter	12.95	10.60	–
3rd Quarter	13.20	11.50	–
4th Quarter	17.50	12.07	1.05

2003			
1st Quarter	$ 12.88	$ 11.70	$ 0.14
2nd Quarter	13.20	9.80	0.12
3rd Quarter	12.50	11.41	0.12
4th Quarter	12.70	10.00	–

The principal business of Century Realty Trust, an Indiana business trust, is the ownership of income-producing real properties, which consist of fourteen apartment complexes, two restaurant properties, three commercial properties, and various parcels of undeveloped land which are situated adjacent to rental properties owned by the Trust. The Trust's investment options include the exclusive control of real estate through the use of operating partnerships. Five of the Trust's fourteen apartment properties are owned by operating partnerships. The Trust's rental income is derived from short-term leases of units in its various buildings. The residential properties and two of the three commercial properties are managed under agreements with independent property management firms. The Trust and its operating partnerships reimburse the management firms for compensation of approximately 60 persons employed at the apartment properties.

The Trust has elected to be treated as a real estate investment trust under the Internal Revenue Code and to distribute substantially all of its real estate investment trust taxable income. A real estate investment trust is an investment vehicle which permits individuals, by purchasing shares, to invest in real estate equities and/or mortgage loans, and share in the profits therefrom without having profits subjected to federal income taxes at the trust level.

LETTER TO SHAREHOLDERS

We are pleased to report improved operating results of the Trust in 2004 compared with the dismal results for 2003 that we reported to you a year ago. Net income for 2004, which includes $1.50 per share of realized gain on the sale of Park Plaza apartments, amounted to $1.48 per share, compared with a net loss of $0.30 per share for 2003. In addition to the positive impact of that sale on net income, the Trust realized a substantial reduction in real estate taxes in 2004, following a larger than expected increase in real estate taxes the previous year. Perhaps the most significant improvement, looking forward, was an improvement in apartment occupancy in 2004, reversing a negative trend in recent years. Economic occupancy for 2004 was 88.4%, up from 84.8% for 2003. Much of the positive impact of the decrease in real estate taxes resulted from refunds of taxes previously paid, and will not be repeated in 2005. With respect to apartment occupancy, management is optimistic that occupancy will continue to improve and produce better operating results in the coming year. A detailed discussion of operating income and expense comparisons is contained in a section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

At the annual shareholders' meeting in May, 2004 a shareholder proposal recommending that the Board of Trustees sell all of the Trust's assets and liquidate the Trust received the support of 50.4% of the shares represented at that meeting. That proposal followed an extended period of economic conditions adverse to apartment operations, the Sarbanes-Oxley Act of 2002 which will substantially increase administrative expenses going forward, and a change in property management firms by the Trust in 2003. The Board has not adopted a plan to liquidate the Trust, but did conclude that it should sell certain properties, including two under-performing apartment properties, Fox Run and West Wind Terrace, if reasonable prices can be obtained. In December 2004, the Trust executed a contract to sell the Fox Run apartments. Also, late in 2004, the Trust contracted to sell its Indianapolis restaurant property, which property was vacated by the operator in November upon expiration of a long-term lease. While a number of contingencies exist with respect to both pending sales, management believes that it is probable that both will be sold in 2005. Information regarding the properties under contract is included in the Management's Discussion section of this report and in notes to the consolidated financial statements. The West Wind Terrace apartments is listed for sale with a real estate broker.

During 2004, the Trust refinanced mortgage loans on three investment properties. Mortgage loans on the Barcelona and Beech Grove apartments, with previous interest rates of 8.25% and 8.31% were prepaid with proceeds from new mortgage loans with fixed interest rates of 4.95% and 5.43%, respectively. The 8.125% mortgage loan with a balance due of $731,800 on Chester Heights apartments that matured in October 2004 was repaid with proceeds from a new five year adjustable-rate mortgage loan with a initial annual interest rate of 4.7%.

During 2004, the Trust increased its equity in five operating partnerships that it has controlled since 1997, by issuing 5,612 shares in exchange for partnership units. The partnerships were structured to permit those investors, who owned 99% of the equity (286,908 partnership units) at the time the Trust acquired control, to exchange their partnership units for an equal number of shares in the Trust. Including 5,710 units exchanged on January 1, 2005, holders of 86.5% of the partnership units, valued at $2.96 million, have exchanged units for 248,091 shares.

A special $1.05 per share distribution was paid in December 2004, all of which was designated as capital gain. Due to better than expected operating results in the fourth quarter of 2004, a deficiency capital gain distribution of $0.10 per share, more or less, will be paid in 2005. That distribution has not yet been declared, but must be made before September 15, 2005 to preclude the Trust being subjected to income tax on the deficiency.

Other highlights of 2004:

* By investing in property improvements and replacements, the Trust enhanced its equity in real estate investments by $286,600, the equivalent of $.16 per share, and that of its partnership-owned properties by $102,900.
* By reducing mortgage loan balances, the Trust increased equity in its properties by $410,600, the equivalent of $.23 per share, net of $253,800 in new borrowing on its partnership-owned properties.
* Investment properties, excluding those held for sale, produced an aggregate cash return on investment of 7.6% in 2004, up from 6% produced by the same properties in 2003. The five partnership-owned apartment properties produced an aggregate cash return on investment of 7.7% in 2004, up from a cash loss on investment of –1.4% in 2003.

The immediate focus of the Board of Trustees and management is to improve the performance of the Trust's investment properties. From a broader perspective, we are evaluating various strategic alternatives with the objective of maximizing share value in the long term. We are grateful for your past support of the Trust and we will do our best to earn your continued support.

FRANCIS M. HAPAK	JOHN I. BRADSHAW, JR.
Chairman of the Board	President

INVESTMENT PROPERTIES

At December 31, 2004

APARTMENTS	Location	Year Acquired	No. of Units	2004 Occupancy	Net Investment
Fontenelle	Kokomo, IN	1973	176	83%	$ 600,891
Park Forest[1]	Marion, IN	1973	64	92%	217,537
Chester Heights[1]	Richmond, IN	1973	110	91%	183,538
Driftwood Park[1]	Indianapolis, IN	1989	48	93%	814,752
Regency Royale[1]	Mishawaka, IN	1993	132	93%	2,871,749
Creek Bay[1]	Indianapolis, IN	1993	208	88%	5,678,318
Eagle Creek Park[1]	Indianapolis, IN	1994	188	87%	4,867,408
Charter Oaks[1]	Evansville, IN	1997	192	86%	4,415,083
Barcelona[1,2]	Kokomo, IN	1997	64	90%	1,257,300
Beech Grove[1,2]	Jeffersonville, IN	1997	182	88%	3,684,753
Hampton Court[1,2]	Indianapolis, IN	1997	92	90%	1,519,889
Sheffield Square[1,2]	New Albany, IN	1997	152	95%	3,761,415
West Wind Terrace[1,2]	Indianapolis, IN	1997	96	76%	1,550,281
Total Apartments			1,704	88%	31,422,914

COMMERCIAL	Location	Year Acquired	Square Feet	Currently Leased	Net Investment
Office/Warehouse					
401 Industrial Drive[1]	Carmel, IN	1977	38,000	82%	$ 228,411
Office buildings:					
1810 E. 62nd Street	Indianapolis, IN	1986	17,000	73%	318,286
3510-20 E. 96th Street	Indianapolis, IN	1997	34,000	77%	1,436,160
Total Commercial			89,000		1,982,857

RESTAURANT	Location	Year Acquired	Square Feet	Lease Expires	Net Investment
Miami Subs	Orlando, FL	1979	3,500	2005	132,123
ALL INVESTMENT PROPERTIES					$ 33,537,894

REAL ESTATE HELD FOR SALE

At December 31, 2004

Fox Run apartments[1]	Indianapolis, IN	1995	256 units	78%	$ 5,650,173
Fortune House restaurant	Indianapolis, IN	1979	5,000 sq. ft.	Closed Nov., 2004	183,913
ALL REAL ESTATE HELD FOR SALE					$ 5,834,086

[1]*Property is collateral for a mortgage note payable.*
[2]*Property is owned by a partnership controlled by the Trust.*

SELECTED FINANCIAL DATA

Years ended December 31,	**2004**	2003	2002	2001	2000
In thousands, except per share data and number of apartments					
OPERATING DATA (c)					
Rental and other operating income	**$ 10,413**	$ 9,915	$ 10,405	$ 10,505	$ 10,706
Income (loss) before minority interest in discontinued operations	**117**	(560)	157	424	873
Income from discontinued operations	**2,530**	19	532	325	237
Net income (loss)	**2,647**	(541)	689	749	1,110
Cash distributions declared	**1,877**	673	984	1,269	1,408
Weighted average number of shares outstanding	**1,787**	1,775	1,757	1,740	1,717
Per share:					
Basic and diluted earnings (loss) per share:					
Continuing operations	**$ 0.08**	$ (0.26)	$ 0.13	$ 0.27	$ 0.50
Discontinued operations	**1.40**	(0.04)	0.26	0.16	0.15
Distributions declared	**1.05**	0.38	0.56	0.73	0.82
BALANCE SHEET DATA (c)					
Total real estate owned *(a)*	**$ 48,441**	$ 48,346	$ 48,520	$ 48,312	$ 47,774
Allowances for depreciation	**(14,903)**	(13,784)	(12,880)	(11,787)	(10,432)
Real estate held for sale, net carrying value	**5,834**	6,530	6,789	6,969	7,186
Total assets	**45,870**	45,549	46,958	47,556	47,821
Mortgage and other notes payable	**33,026**	33,437	34,102	34,482	34,013
Total debt	**36,069**	36,509	36,719	36,934	36,588
Minority interest in operating partnerships	**315**	396	569	802	1,149
Shareholders' equity	**9,485**	8,644	9,670	9,819	10,084
Number of shares outstanding	**1,789**	1,782	1,762	1,749	1,726
OTHER DATA (c)					
Cash Flow Data					
Cash provided by operating activities	**$ 1,327**	$ 1,372	$ 2,479	$ 2,382	$ 3,148
Cash provided by (used in) investing activities	**2,652**	(340)	(666)	(702)	(498)
Cash used in financing activities	**(2,492)**	(1,232)	(1,379)	(1,114)	(2,752)
Funds from Operations (b)					
Income (loss) before minority interest	**$ 117**	$ (560)	$ 157	$ 424	$ 873
Income (loss) from discontinued operations	**(191)**	(71)	461	282	260
Add back depreciation of investment property	**1,658**	1,741	1,796	1,801	1,774
Add back unamortized loan costs written off	**56**	—	193	—	—
Exclude funds attributed to minority interest	**(36)**	21	(55)	(66)	(160)
Funds from operations	**$ 1,604**	$ 1,131	$ 2,552	$ 2,441	$ 2,747
Apartment units owned (a)					
Apartment units owned at December 31	**1,960**	2,136	2,136	2,136	2,136
Weighted average number of apartments owned during the year	**2,004**	2,136	2,136	2,136	2,136

(a)Real estate owned includes apartments owned by operating partnerships created and controlled by the Trust.
(b)Funds from operations (FFO) is defined as income before gains on sale of property and minority interest of unitholders in operating partnerships created and controlled by the Trust plus investment property depreciation. The amount of funds attributed to minority interest is not available to shareholders of the Trust and is deducted. FFO should be considered along with, not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. FFO does not represent cash flow from operating activities and is not necessarily indicative of cash available to fund capital expenditures, debt repayment, or other cash needs.
(c)Reclassified to conform to current year presentation as described in Note 4 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Contained in this discussion and elsewhere in this annual report are forward-looking statements which management believes to be reasonable and informative. Such statements are based on assumptions which may not prove to be correct for reasons management cannot predict. Consequently, the inclusion of forward-looking statements should not be considered as representations by the Trust or its management that expected results will be achieved or that stated objectives will be attained. Several factors that might cause such a difference are identified at the end of this discussion.

During all of 2004 and 2003 the Trust owned or controlled, as continuing operations, thirteen apartment communities containing 1,704 apartment units, three multi-tenant commercial properties containing 89,000 rentable square feet, and one restaurant property leased to an operator under month-to-month net lease. Comparative information related to income and expenses contained in this discussion applies to continuing operation only, unless otherwise indicated.

In April, 2004, the Trust sold the 176-unit Park Plaza apartments, and in December, contracted to sell the 256-unit Fox Run apartments. In a separate sale contract, the Trust agreed to sell to an unrelated buyer, the restaurant property previously operated as the Fortune House. Management expects to complete the restaurant property sale in the second quarter of 2005 and the Fox Run sale in the third quarter of 2005.

In accordance with the provisions of FASB Statement No. 144, the net investments in those three properties are presented in the consolidated balance sheets as real estate held for sale. The gain realized from the sale of the Park Plaza apartments, and the results of operations for it and the other two properties held for sale, for years ended December 31, 2004, 2003 and 2002, are summarized and shown in the consolidated statements of operations as income or loss from discontinued operations. The three sale transactions are described in Note 4 to the consolidated financial statements.

Five apartment properties containing 586 units are owned by five separate partnerships that are controlled by the Trust through a wholly-owned subsidiary. Holders of operating partnership units have the option to exchange them, one for one, for shares of beneficial interest in the Trust at any time until November, 2007. As of December 31, 2004 and 2003, holders of 84.6% and 82.5%, respectively of the outstanding units, had exercised their exchange options. (See Note 3 to the financial statements). Management anticipates that the increase in outstanding shares and corresponding decrease in the minority interest will not have a material impact on net income per share during the next year.

At December 31, 2004 the Trust's net investment in real estate consisted of apartment properties (93.5%), commercial properties (6%) and net-leased restaurant properties (.5%). The 1,704 apartment units in the portfolio throughout 2004 and 2003 contributed 93.9% and 93.6%, respectively, of the total revenue from continuing real estate operations, and 98.1% and 98.2%, respectively, of continuing real estate operating expenses.

CRITICAL ACCOUNTING POLICIES

Amortization of Management Contracts.

In 1997 the Trust paid $650,350 for the general partner interest and absolute management control over five partnerships. The Trust elected to amortize, on a straight line method, its cost to acquire its position over the ten-year period during which the holders of limited partnership units could elect to, or not elect to, exchange those units for shares of beneficial interest of the Trust; consequently, depreciation expense each year includes $65,030 for amortization of the acquisition costs.

Carpet Replacement Policy.

From its inception in 1973, the Trust has consistently followed the practice of charging the cost to replace carpets in its apartment units to expense as incurred. Real estate operating expenses include costs to replace carpets of $272,576, $244,727 and $182,883 for 2004, 2003 and 2002 respectively. An acceptable alternative method of accounting would be the capitalization of costs as incurred, followed by charges for depreciation over the estimated useful life of the carpet. Management believes that, due to the relatively short useful life of apartment carpets, the annual expense for replacements is not materially greater than would be the annual charges for depreciation had the carpets been capitalized when purchased.

Impairment of Long-Lived Assets.

When an event or change in circumstance indicates that future undiscounted cash flows and net realizable value is insufficient to recover the carrying value of a long-lived asset, the asset value is reduced to fair market value, and an impairment loss is recognized.

RESULTS OF OPERATIONS -- 2004

Compared with 2003, rental and related income from the Trust's continuing apartment operations increased by 5.4% while apartment operating expenses, exclusive of depreciation, increased by .2%.

The increase in gross income from apartment properties resulted from the net effect of 1% higher average rental rates and a 4.2% increase in overall occupancy rates. Apartment economic occupancy rates increased from an average of 84.8% in 2003 to 88.4% in 2004. In mid-December, 2004 the aggregate physical occupancy rate for the Trust's apartment properties was 92.1% up from 90.3% in mid-December, 2003. The increasing trend in occupancy rates that commenced in the fourth quarter of 2003 is due primarily to intensive marketing efforts and the use of rental incentives and discounts. The lack of employment opportunities in several Indiana communities, and relatively low mortgage loan interest rates continue to make home ownership a viable alternative for residents of higher-rent apartments.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased .2% in 2004. Operating expenses amounted to 54.1% of gross possible income for 2004, down from 54.6% in 2003. Maintenance and repairs and building services expenses were lower in 2004, however, those decreases were more than offset by higher site personnel costs. Real estate taxes estimated to be payable in 2005 that were accrued in 2004, decreased by 6.8% from amounts that were accrued in 2003.

Real estate tax accruals for amounts estimated to be payable in 2005 decreased by $84,000 from comparable accruals in 2003 due to successful appeals for reduction of assessed values that resulted from an Indiana statewide reassessment of real property as of March 1, 2002. Some further reductions are possible from appeals that are still pending for four properties. In addition to the reduction in the amounts accrued for payment in 2005, additional benefits were realized from refunds of taxes accrued for payments in 2003 and 2004. Those prior year overpayments credited against real estate tax expense in 2004 amounted to $191,000.

Mortgage interest expense for 2004 decreased by $77,000 from the amount reported for 2003. Approximately $25,700 of that decrease is attributable to lower interest rates on three mortgage loans that were refinanced in 2004. The balance of the decrease is attributed primarily to a reduction in mortgage loan balances that resulted from scheduled monthly debt service.

General and administrative expenses in 2004 increased by $97,000 from the previous year primarily due to an increase in amounts incurred for professional fees. In 2004 the Trust incurred approximately $12,000 of legal fees and $28,000 for a strategic analysis related to a shareholder proposal that received a favorable vote of approximately 50% at the annual meeting of shareholders in May, 2004. Approximately $15,200 of legal fees were incurred to comply with certain corporate governance mandates by the Sarbanes-Oxley Act of 2002. The Trust paid $16,000 more in Trustee fees in 2004 than it paid in 2003 because of two more trustee meetings, one more audit committee meeting, and the addition of one trustee in November, 2003. General and administrative expenses amounted to 7% of income from real estate operations in 2004, compared with 6.4% in 2003. Officer and employee compensation costs, including payroll taxes and benefits that are included in administrative expenses, amounted to $287,600 in 2004, compared with $288,100 in 2003.

The changes in income and expenses attributable to discontinued operations are described in Note 4 to the consolidated financial statements. In addition to the gain realized on the sale of the Park Plaza apartments in April, 2004, the Trust incurred operating losses aggregating $190,669 and $70,508 in 2004 and 2003, respectively, from the following three properties:

	2004	2003
Park Plaza apartments	$ (14,433)	$ 46,559
Fox Run apartments	(193,121)	(152,520)
Fortune House restaurant	16,885	35,453
Total income (loss)	$ (190,669)	$ (70,508)

For the portion of 2004 that the Trust owned Park Plaza, its occupancy rate was 78.1% and operating expenses were 79.9%, compared with occupancy of 75.6% and operating expenses of 62.4% for all of 2003.

During 2004 Fox Run had occupancy of 77.8% and operating expenses of 61% of gross possible income, compared with occupancy of 75.2% and operating expenses of 59.9% for 2003. In addition to a $51,300 increase in current real estate taxes that resulted from reassessment for taxes payable in 2003 and subsequent years, an additional $73,300 was charged for under-estimated real estate taxes for the prior year. An appeal for a reduction of the new assessed values has been filed by the Trust.

A 25-year lease that began in 1979 expired in November, 2004. The lessee elected not to renew the lease, and vacated the property. In addition to the loss of revenue from the property, the Trust accrued $9,300 in 2004 for estimated real estate taxes payable in 2005. Under the prior lease, the lessee was responsible for real estate taxes.

RESULTS OF OPERATIONS -- 2003

Compared with 2002, rental and related income from the Trust's apartment operations decreased by 4.6% while apartment operating expenses, exclusive of depreciation, increased by 11.5%.

The decrease in gross income from apartment properties resulted from the net effect of .4% higher average rental rates and a 4.9% decrease in overall occupancy rates. Apartment economic occupancy rates decreased from an average of 89.2% in 2002 to 84.8% in 2003. In mid-December, 2003 the aggregate physical occupancy rate for the Trust's apartment properties had improved to 90.3% from 88.3% in mid-December of 2002. The downward trend in occupancy rates from the fourth quarter of 2000 to the fourth quarter of 2002 is due primarily to a decline in employment opportunities in several Indiana communities, and relatively low mortgage loan interest rates that continue to make home ownership a viable alternative for residents of higher-rent apartment.

The Board of Trustees and management have taken action to counter the recent disappointing operating results. During 2003, the Trust changed management firms for its apartment properties. The Board selected a management firm that it believes to have a highly qualified staff, a proactive management philosophy and particular strength in marketing. While the management change was costly in 2003, apartment occupancy has been steadily, albeit slowly, improving.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased 12.9% in 2003. Operating expenses amounted to 54.6% of gross possible income for 2003, up from 49.1% in 2002. Utility costs were up 16% due to higher rates and the cost of providing electricity and heat to vacant units. Carpet and tile replacement costs increased by 36% to provide rental incentive and to catch up from a lower than average expense level in the previous year. Maintenance and repairs increased by 24% from 2002. The 2003 amount represented 4.9% of gross potential income, a level that management considers normal for the Trust's portfolio.

Real estate tax accruals for amounts estimated to be payable in 2004 increased by $141,500, or 12.9% from comparable accruals in 2002 due to an Indiana statewide reassessment of real property. Contrary to the significant increase in real estate taxes following reassessment of the apartment properties, each one of the commercial properties experienced lower assessed values and lower billings for taxes payable in 2003. The Trust, in its accruals in 2002, underestimated by approximately $108,000 the amount of real estate tax payable in 2003. That underestimate was a charge against income in 2003 in addition to the amount accrued as an operating expense in 2003 for taxes payable in 2004. On-site personnel costs, as a percent of gross possible income, were up from 12.4% in 2002 to 12.6% in 2003, a 2% increase.

Mortgage interest expense for 2003 decreased by $96,300 from the amount reported for 2002. Approximately $59,200 of that decrease is attributable to lower interest rates on three mortgage loans that were refinanced in July, 2002. The balance of the decrease is attributed primarily to a reduction in mortgage loan balances that resulted from scheduled monthly debt service. No mortgage loans were refinanced in 2003.

General and administrative expenses in 2003 decreased by $100,770 from 2002 due primarily to a reduction in amounts incurred for professional fees. In 2002 the Trust expensed approximately $46,000, primarily legal fees, related to the transfer of rental operations to Century Realty Properties, L.P. and $62,500 for real estate appraisal fees. Offsetting the absence of those expenses in 2003, approximately $40,000 of legal and accounting fees were incurred in 2003 related the change in property management firms, corporate governance matters occasioned by the Sarbanes-Oxley Act of 2002, and tax issues related to the controlled partnerships. General and administrative expenses amounted to 6.4% of income from real estate operations in 2003, compared with 7.1% in 2002. Officer and employee compensation, including payroll taxes and benefits, amounted to $288,100 in 2003, up 2.9% from $279,900 in 2002.

In 2004 the Trust sold the Park Plaza apartments and executed contracts to sell the Fox Run apartments and the property formerly known as the Fortune House restaurant. In accordance with provisions regarding sales of long-lived assets of FAS No. 144, operating results of the three aforementioned properties were reclassified to income or loss from discontinued operations for prior periods.

The changes in income and expenses attributable to discontinued operations are described in Note 4 to the consolidated financial statements. The trust realized an operating loss of $70,508 in 2003 and operating income of $461,536 in 2002 from the three properties as follows:

	2003	2002
Park Plaza apartments	$ 46,559	$ 223,586
Fox Run apartments	(152,520)	196,199
Fortune House restaurant	35,453	41,751
Total income (loss)	$ (70,508)	$ 461,536

During 2003 Park Plaza had occupancy of 75.6% and operating expenses were 62.4%, compared with occupancy of 85.5% and operating expenses of 53.9% for all of 2002. The decline in occupancy accounted for a decrease in revenue of $87,300, while the increase in expenses amounted to $87,100.

During 2003 Fox Run had occupancy of 75.2% and operating expenses of 59.9% of gross possible income, compared with occupancy of 88.3% and operating expenses of 54.5% for 2002. The decline in occupancy accounted for a decrease in revenue of $216,200. The increase in the portion of gross possible income used for operating expenses amounted to $107,700 of additional costs. Marketing, decorating and carpeting costs intended to improve occupancy accounted for most of the increase in operating expenses.

The decline in income from the Fortune House restaurant property reflects the scheduled decrease in the amount of previously deferred income recognized during the year.

CONTRACTUAL OBLIGATIONS

The following schedule represents the Trust's obligations as of December 31, 2004 to make future payments under contracts, such as mortgage debt, lease agreements, and other long-term obligations (amounts in thousands):

		Payments Due by Period			
Obligations	Total	Within 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Mortgage notes	$33,026	$5,219	$6,569	$7,030	$14,208
Capital leases	–	–	–	–	–
Operating leases[1]	–	–	–	–	–
Purchase obligations	–	–	–	–	–
Other: Tenants' Deposits[2]	412	–	–	–	412
Totals	$33,438	$5,219	$6,569	$7,030	$14,620

[1]The Trust is a lessee of certain office equipment, such as copying machines and postage equipment, which represent insignificant obligations.

[2]The Trust holds security deposits by tenants of its rental properties. Individual deposits that are refunded, in whole or in part, when a tenant vacates, are replaced by similar deposits received from incoming tenants. Changes in the aggregate amount of deposits held during any given period are not material.

A mortgage loan on the land and buildings of the Fox Run apartments is scheduled to mature March 30, 2005 with a balance due of $4,531,000. The Fox Run apartments are under contract to be sold on terms that permit the buyer to delay closing of the sale until the third quarter of 2005. The mortgagor has granted an extension of the maturity date until the earlier of the closing date of the sale or December 31, 2005.

LIQUIDITY AND SOURCES OF CAPITAL

At December 31, 2004, the Trust and its controlled partnerships had $3,037,000 in cash, including $355,700 in controlled partnership accounts, which management believes is sufficient to meet anticipated working capital requirements. Other than the gain realized from the sale of an apartment property in 2004, the Trust's investment properties have not produced sufficient cash flow since the first half of 2003 to justify distributions to shareholders. In December, 2004 the Trust distributed $1.05 per share, all of which was designated as capital gain. Due to better than expected operating results in the fourth quarter of 2004, an additional $0.10 per share of capital gain will be paid in 2005. The Trust intends to resume quarterly distributions when operating results permit.

Other than cash that may be required for property improvements and replacements which amounts may exceed funds generated by operations, management is not aware of any significant transactions or events which will require material expenditures in 2005. Management is considering recommendations by the property managers to undertake significant exterior painting and paving projects. The Trust has not made any commitments, which would require expenditures in excess of funds expected to be provided by operations during 2005.

Management expects to continue to operate as a qualified real estate investment trust, and to distribute to shareholders all of its otherwise taxable income. Since the Trust's net income for 2004 consisted entirely of gain from the sale of property, the $1,876,772 that was distributed to shareholders in 2004, was designated as capital gain. During 2003, the Trust distributed $672,517, all of which was designated as return of capital. The aggregate surplus cash distributed to the minority interest partners by the controlled partnerships totaled $6,101 during 2003. There were no distributions by the controlled partnerships in 2004.

Due to differences in depreciation rates and carrying values of some properties, the net income reported for 2004 was 4.5% more than taxable income. The reported net loss for 2003, was 15% more than the loss for tax purposes; and, for 2002, reported net income was 5% less than taxable income.

IMPACT OF INFLATION

Inflation, except for increases in real estate taxes payable in 2003 that resulted from the Indiana state-wide reassessment of real estate, has not had a significant impact on the Trust during 2004, 2003 and 2002.

BUSINESS RISK FACTORS AND PROSPECTS

Among the factors, some of which are beyond the control of management, that could affect the Trust's business and results of its operations in the future are the following:

- failure to generate sufficient marginal revenue to offset the marginal costs to comply with internal control documentation and related auditing requirements of the Sarbanes-Oxley Act of 2002.
- failure by the Trust and its principal management agent to attract and retain qualified management personnel in key positions.
- long-term unfavorable apartment market and economic conditions that adversely effect occupancy rates and rental rates.
- difficulty selling properties that no longer meet the Trust's investment criteria.
- unforeseen impediments in closing sales of properties that are under contract to be sold.
- competitive factors that may inhibit the Trust's ability to lease apartments or to maintain or increase rental rates.
- inability to generate sufficient revenue to service debt.
- adverse changes in interest rates and real estate taxes that could have a negative impact on the market price of the Trust's shares.
- failure to qualify for REIT status that could result in the imposition of income taxes.

CONSOLIDATED BALANCE SHEETS

	December 31	
Assets	**2004**	2003
Real estate investments:		
Land	**$ 3,140,029**	$ 3,156,889
Buildings	**44,531,489**	44,432,745
Equipment	**769,765**	756,135
Allowances for depreciation	**(14,903,389)**	(13,783,584)
	33,537,894	34,562,185
Real estate held for sale, net of allowances for depreciation, 2004 - $1,861,117, 2003 - $3,304,950	**5,834,086**	6,530,175
Cash and cash equivalents	**3,037,234**	1,550,459
Restricted cash	**1,885,865**	1,431,860
Accounts and accrued interest receivable	**426,478**	330,530
Unamortized management contracts	**189,686**	254,721
Unamortized mortgage costs	**275,478**	292,904
Undeveloped land	**99,675**	99,675
Other assets	**185,075**	115,561
Real estate held for sale, other assets	**398,114**	381,110
	$ 45,869,585	$ 45,549,180
Liabilities and shareholders' equity		
Liabilities:		
Mortgage notes payable	**$ 33,026,470**	$ 33,437,032
Accounts payable and accrued liabilities	**580,338**	466,210
Accrued interest	**150,236**	176,875
Accrued property taxes	**1,386,978**	1,328,217
Tenants' security deposits and unearned income	**520,118**	509,114
Real estate held for sale, other liabilities	**405,074**	592,045
	36,069,214	36,509,493
Minority interest in operating partnerships	**315,004**	396,135
Shareholders' equity:		
Shares of beneficial interest, no par value		
Authorized - 5,000,000 shares		
Issued - 1,795,909 shares including 6,507 in treasury in 2004, and 1,790,297 shares including 8,507 shares in treasury in 2003	**9,599,697**	9,548,835
Overdistributed income other than from gain on the sale of real estate	**(2,176,023)**	(2,133,491)
Undistributed net realized gain from sale of real estate	**2,128,905**	1,316,078
Cost of treasury shares	**(67,212)**	(87,870)
	9,485,367	8,643,552
	$ 45,869,585	$ 45,549,180

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31		
	2004	2003	2002
Income			
Real estate operations:			
Rental income	**$ 10,233,114**	$ 9,745,507	$ 10,215,619
Other income	**180,108**	169,108	189,558
	10,413,222	9,914,615	10,405,177
Less:			
Real estate operating expenses	**4.921,806**	4,820,743	4,291,621
Depreciation	**1,418,720**	1,456,135	1,516,766
Real estate taxes	**1,018,211**	1,375,129	1,132,443
	7,358,737	7,652,007	6,940,830
	3,054,485	2,262,608	3,464,347
Interest income	**38,780**	16,615	22,075
	3,093,265	2,279,223	3,486,422
Expenses			
Interest	**2,128,408**	2,205,435	2,301,782
Mortgage loan extinguishment costs	**117,044**	—	293,484
General and administrative expenses	**730,887**	633,873	734,643
	2,976,339	2,839,308	3,329,909
Income (loss) before minority interest and discontinued operations	**116,926**	(560,085)	156,513
Minority interest in operating partnerships	**31,211**	89,935	71,190
Income (loss) before discontinued operations	**148,137**	(470,150)	227,703
Income (loss) from discontinued operations, including $2,689,599 gain on sale of property in 2004	**2,498,930**	(70,508)	461,536
Net income (loss)	**$ 2,647,067**	$ (540,658)	$ 689,239
Earnings (Loss) Per Share - basic and diluted:			
Income (loss) before discontinued operations	**$ 0.08**	$ (0.26)	$ 0.13
Income (loss) from discontinued operations	**1.40**	(0.04)	0.26
Net income (loss)	**$ 1.48**	$ (0.30)	$ 0.39

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares of Beneficial Interest	Shares of Beneficial Interest	Undistributed (Overdistributed) Income Other Than from Gain on Sale of Real Estate	Undistributed Net Realized Gain from Sale of Real Estate	Cost of Treasury Shares	Total
Balance at January 1, 2002	1,749,042	$ 9,327,102	$ (625,709)	$ 1,316,078	$ (198,392)	$ 9,819,079
Shares issued	12,659	145,730	-	-	-	145,730
Net income for 2002	-	-	689,239	-	-	689,239
Dividends ($.56 per share)	-	-	(983,846)	-	-	(983,846)
Balance at December 31, 2002	1,761,701	9,472,832	(920,316)	1,316,078	(198,392)	9,670,202
Shares issued	9,389	76,850	-	-	-	76,850
Stock options exercised	10,700	(847)	-	-	110,522	109,675
Net loss for 2003	-	-	(540,658)	-	-	(540,658)
Dividends ($.38 per share)	-	-	(672,517)	-	-	(672,517)
Balance at December 31, 2003	1,781,790	9,548,835	(2,133,491)	1,316,078	(87,870)	8,643,552
Shares issued	**5,612**	**49,920**	**-**	**-**	**-**	**49,920**
Stock options exercised	**2,000**	**942**	**-**	**-**	**20,658**	**21,600**
Net income (loss) for 2004	**-**	**-**	**(42,532)**	**2,689,599**	**-**	**2,647,067**
Dividends ($1.05 per share)	**-**	**-**	**-**	**(1,876,772)**	**-**	**(1,876,772)**
Balance at December 31, 2004	**1,789,402**	**$9,599,697**	**$(2,176,023)**	**$ 2,128,905**	**$ (67,212)**	**$ 9,485,367**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31 **2004**	2003	2002
Operating activities			
Net income (loss)	**$ 2,647,067**	$ (540,658)	$ 689,239
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Less gain on sale of apartment property	**(2,689,599)**	-	-
Depreciation and amortization	**1,711,885**	1,796,467	1,854,553
Write-off of unamortized mortgage costs related to loans extinguished	**56,572**	-	192,543
Minority interest	**(31,211)**	(89,935)	(71,190)
Changes in operating assets and liabilities:			
Restricted cash	**(358,265)**	(150,018)	(179,341)
Accounts and accrued income receivable	**(69,237)**	(74,501)	(110,611)
Other assets	**(76,106)**	(23,167)	(58,032)
Accounts payable and accrued liabilities	**102,598**	404,556	159,945
Tenants' security deposits and unearned income	**33,108**	48,991	2,176
Net cash provided by operating activities	**1,326,812**	1,371,735	2,479,282
Investing activities			
Net proceeds from sales of property	**2,989,586**	-	-
Purchase of property and improvements	**(389,546)**	(389,675)	(709,037)
Lease principal payments received	**51,731**	49,548	43,249
Net cash provided by (used in) investing activities	**2,651,771**	(340,127)	(665,788)
Financing activities			
Net short-term bank borrowings (repayments)	**-**	-	(92,406)
Net proceeds from mortgage notes payable	**4,484,115**	-	5,990,699
Mortgage loan balances refinanced	**(4,410,439)**	-	(5,658,466)
Principal payments on mortgage notes payable	**(710,312)**	(664,591)	(620,565)
Sale of treasury shares	**21,600**	109,675	-
Distributions to minority interest for Porter Portfolio	**-**	(6,101)	(16,460)
Dividends paid to shareholders	**(1,876,772)**	(671,183)	(981,544)
Net cash used in financing activities	**(2,491,808)**	(1,232,200)	(1,378,742)
Net increase (decrease) in cash and cash equivalents	**1,486,775**	(200,592)	434,752
Cash and cash equivalents at beginning of year	**1,550,459**	1,751,051	1,316,299
Cash and cash equivalents at end of year	**$ 3,037,234**	$ 1,550,459	$ 1,751,051
Supplemental Data:			
Selected noncash activities related to investing and financing activities were as follows:			
Issued 5,612, 9,389 and 12,659 shares of beneficial interest in 2004, 2003 and 2002, respectively, in exchange for operating partnership units (See Note 3)	**$ 49,920**	$ 76,850	$ 145,730

See accompanying notes.

1. Significant Accounting Policies

Organization and Management Agreements

Century Realty Trust (the Trust) commenced operations under a Plan of Reorganization as of January 1, 1973, as the successor in interest to American National Trust and Republic National Trust. CRT Investments, Inc. was formed as a wholly owned subsidiary in 2001. Century Realty Properties, L.P., an Indiana limited partnership, was formed in 2001, with Century Realty Trust as its manager and sole general partner and CRT Investments, Inc. as its sole limited partner. During 2001, the Trust conveyed substantially all of its investment properties to Century Realty Properties, L.P. Charter Oaks Associates, LLC and CR Management, Inc. were formed as wholly owned subsidiaries in 1997. CR Management, Inc. is the manager and sole general partner of five partnerships (Porter Portfolio), each of which owns one apartment property as its principal asset. As the sole general partner and pursuant to each partnership agreement, the Trust, through its wholly owned subsidiary, has full, exclusive and complete responsibility and discretion in the management and control of each of these five partnerships. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Interests held by limited partners other than the Trust in the five real estate partnerships are reflected as minority interests in operating partnerships. Charter Oaks Associates, LLC holds title to the Charter Oaks apartments in Evansville, Indiana, which the Trust purchased in 1997.

The Trust owns and operates 14 residential rental properties and three commercial properties throughout Indiana. The Trust also owns two restaurant properties in Indiana and Florida. At December 31, 2004, one of the residential properties and the restaurant property in Indiana were under contract to be sold in 2005. The Trust aggregates its properties into a single investment property segment because the residential rental properties have similar economic characteristics, facilities and services, and the restaurant and commercial properties are not material to the consolidated financial statements to warrant separate disclosure. All segment disclosures are included in or can be derived from the Trust's consolidated financial statements.

The residential rental properties owned and controlled by the Trust are managed under agreements with independent property management firms. The agreements provide for management fees based generally on gross rental collections.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, and its wholly owned and controlled subsidiaries, including the five operating partnerships controlled by CR Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The revenue of the Trust primarily consists of rental income associated with short-term leases from apartments with terms generally of one year or less. Rental income is recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 30 days.

Restricted Cash

Restricted cash includes security deposit savings accounts, property completion and replacement reserves, and real estate tax and insurance escrow accounts held by lenders.

Unamortized Management Contracts

Unamortized management contracts represent the allocation of the purchase price related to the Porter Portfolio acquisition identifiable with obtaining management of those properties (See Note 3). Amortization is computed by the straight-line method for a 10 year period which is the number of years the limited partners in the five controlled partnerships have to exchange their operating partnership units (O.P. units) into shares of beneficial interest of the Trust. The cumulative amortization was $460,664 and $395,629 at December 31, 2004 and 2003, respectively.

Unamortized Mortgage Costs

Unamortized mortgage costs represent costs incurred to acquire long-term financing. Amortization is computed by the straight-line method based on the terms of the loans which approximates the effective interest method. The cumulative amortization was $197,987 and $267,021 at December 31, 2004 and 2003, respectively.

Real Estate Investments

Real estate investments are stated on the basis of cost. Depreciation is computed by the straight-line method based on estimated economic lives ranging from 29 to 40 years for buildings and 3 to 15 years for equipment.

When an event or change in circumstance indicates that future undiscounted cash flows and net realizable value is insufficient to recover the carrying value of a long-lived asset, the asset value is reduced to fair market value, and an impairment loss is recognized.

Real estate investments classified as held for sale are generally under contract to be sold with a high probability of being consummated within one year. Real estate held for sale is carried at the lower of cost, net of accumulated depreciation, or fair market value less cost to dispose. Income net of expenses related to real estate held for sale is classified on the Statement of Operations as income or loss from discontinued operations.

Treasury Shares

Treasury shares are carried at cost and shares reissued are removed based on average cost. The difference between proceeds received on reissuance and the average cost is credited or charged to Shares of beneficial interest.

Income Taxes

The Trust intends to continue to qualify as a real estate investment trust as defined in the Internal Revenue Code and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes. Assuming compliance with other requirements of the Code, income so distributed will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Earnings and profits, which determine the taxability of dividends to shareholders, differ from reported net income due to differences for tax purposes in the estimated useful lives used to compute depreciation and the carrying values of the depreciable properties.

No provision has been made for income taxes or related credits of the operating partnerships, as the results of operations are includable in the tax returns of the partners.

Net Income (loss) per Share

Net income (loss) per share is computed in accordance with Statement of Financial Accounting Standards No.128.

Stock Based Compensation

As permitted by SFAS No. 123, *Accounting for Stock Based Compensation* the Trust accounts for its trustee stock options using the intrinsic value method. Accordingly, no compensation expense is recognized for stock options to the extent the option exercise price equals fair value on the date of the grant. If compensation expense for the Company's stock options had been determined based on the fair value method of accounting, net income (loss) and earnings (loss) per share would not have been materially impacted.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2004, SFAS No. 123(R), *Share Based Payments* was issued. Among other items, SFAS No. 123(R) eliminates the use of the intrinsic value method of accounting for stock options, and requires companies to recognize the cost of service received in exchange for stock options based on the grant date fair value of those awards. The effective date of SFAS No. 123(R) is the first reporting period beginning after June 15, 2005, which is the third quarter of 2005 for the Trust. The Trust expects to adopt SFAS No. 123(R) effective July 1, 2005, however, the Trust, has not yet determined which of the adoption methods or pricing models allowed under the new standard will be selected.

2. Real Estate Investments

Real estate investments consist principally of apartments and commercial properties in Indiana. In connection with these properties, the Trust is principally a lessor using short-term operating leases except for two restaurant properties which it leased to the operators using long-term agreements, the last of which expired in 2004. The Indiana restaurant property is closed and held for sale at December 31, 2004. The Florida restaurant property is currently operating under a month-to-month rental agreement.

3. Interest In Operating Partnerships

In 1997 the Trust, through its wholly owned subsidiary, CR Management, Inc., acquired from a single unrelated seller, the general partner interest in five limited partnerships (the Porter Portfolio) each of which owned a single apartment property as its principal asset.

The acquisition resulted in creating five new partnerships that issued, in the aggregate, 286,908 O.P. units to the selling partnerships for their contribution of net assets to the newly formed partnerships. At the date of acquisition, the market value of the Trust's shares of beneficial interest was $11.625 per share.

The acquisition agreement provided that the Trust would use its best efforts to grant to each beneficial owner of O.P. units, commencing two years after closing, the right to exchange those units on a one for one basis for shares of beneficial interest of the Trust.

Such exchange rights were granted in December, 1999, effective January 1, 2000 and on the first day of each quarter thereafter, and will exist until November 27, 2007, at which time the Trust may, at its option, require the exchange of any remaining outstanding O.P. units. Through December 31, 2004, holders of 242,381 O.P. units have elected to exchange their units for shares of beneficial interest. The Trust repurchased 13,793 of those shares, for a total cost of $162,986, from residents of certain states with which the Trust elected not to register its shares. As a result of the exchanges, the Trust owned 84.6%% of the limited partnership interests in the Porter Portfolio partnerships at December 31, 2004.

Due to the level of control that the Trust has over the activities and operations of each of these partnerships included in the Porter Portfolio, the financial position and results of operations of those partnerships are included in the consolidated financial statements of the Trust from the date of their acquisition. The equity interests that the Trust does not own is described in the consolidated financial statements as the minority interest in operating partnerships.

4. Real Estate Held For Sale and Discontinued Operations

In April, 2004 the Trust sold the Park Plaza apartments, a 176-unit apartment community in Indianapolis, and in December, announced that it had entered into contracts with separate unrelated parties to sell the Fox Run apartments, a 256-unit apartment community in Indianapolis, and a restaurant property formerly operated as the Fortune House at 9106 Wesleyan road in Indianapolis. Both the Fox Run contract and the Fortune House contract contain a number of contingencies to be resolved before the sales can be consummated in 2005. Assuming both pending sales are completed in accordance with the contract terms, which management believes have a high probability of occurring, the Trust will receive gross proceeds of $6,975,000 for the Fox Run property and $850,000 for the Fortune House property. The Trust will utilize the proceeds to pay-off the mortgage note payable on the Fox Run property which totaled approximately $4,574,000 at December 31, 2004. The Fortune House property does not have a mortgage note payable outstanding at December 31, 2004.

In accordance with provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, the property sold and the two properties with sales pending are classified in the balance sheets as Real Estate Held for Sale. The results of operations with respect to the three properties have been separately classified for all periods presented as discontinued operations.

Following is a summary of the income (loss) from operations of Park Plaza apartments, Fox Run apartments and the formerly net-leased restaurant property at 9106 Wesleyan Road, Indianapolis, for 2004, 2003 and 2002:

	Year Ended December 31		
	2004	**2003**	**2002**
Rental income	**$ 1,560,248**	$ 2,016,519	$ 2,293,784
Other income	**58,173**	73,906	100,120
Income from financing leases	**8,856**	16,548	22,846
	1,627,277	2,106,973	2,416,750
Less:			
Rental operating expenses	**1,034,640**	1,404,105	1,226,737
Provision for depreciation	**246,969**	292,901	287,816
Real estate taxes	**346,843**	281,460	235,662
Interest expense	**189,494**	199,015	204,999
	1,817,946	2,177,481	1,955,214
Income (loss) from discontinued operations, before gain on sale	**(190,669)**	(70,508)	461,536
Gain on sale of apartment property	**2,689,599**	—	—
Income (loss) from discontinued operations	**$ 2,498,930**	$ (70,508)	$ 461,536

5. Short-term Debt

The Trust elected not to renew its line of credit in 2004. At December 31, 2003, the maximum borrowing limit was $3,000,000, against which the Trust had no borrowings. The line of credit agreement included a covenant that required the Trust to demonstrate a minimum level of operating income for the quarter preceding borrowing under the agreement. For the quarters ended September 30, 2003 and December 31, 2003, the Trust did not achieve the specified minimum operating results to borrow against this line of credit and accordingly no borrowings were made.

6. Mortgage Notes Payable

Mortgage notes are payable in monthly installments, including interest at rates ranging from 4% to 9% per annum, and mature from March 30, 2005 to August 1, 2037. At December 31, 2004 and 2003, mortgage notes payable amounted to $33,026,470 and $33,437,032, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2004 is: 2005, $5,219,012; 2006, $6,039,473; 2007, $529,809; 2008, $6,307,744; 2009, $722,497 and thereafter $14,207,935.

At December 31, 2004 and 2003, the Fox Run apartments had an outstanding mortgage note payable of $4,573,800 and $4,698,760, respectively. The mortgage note payable on the Fox Run apartments matures on March 30, 2005. In connection with the sale of the Fox Run apartments the Trust intends to repay in its entirety, the outstanding balance on the Fox Run mortgage. There is no outstanding mortgage debt related to the Fortune House property which is also held for sale at December 31, 2004.

A mortgage loan on the Chester Heights apartments that provided for monthly payments of $9,986, including 8.125% interest, matured in October 2004 with an unpaid balance of $731,787. That balance was repaid with the proceeds of a new $731,787 mortgage loan from the same lender, repayable in monthly installments of $9,566, including 4.7% interest, until it matures in October 2009 with a balance due at maturity of $287,140.

Two of the mortgage loans from the Porter Portfolio totaling $3,684,450 were repaid during 2004 using the proceeds of two new fixed rate long-term mortgage loans approximately totaling $3,978,400. The new loans allowed the Porter Portfolio to reduce their aggregate average interest rate from approximately 7.6% to 6.4%. In connection with the refinancing, the two respective partnerships wrote-off unamortized costs totaling $56,572 and incurred loan prepayment premiums of $60,471.

Cash paid for interest was $2,357,631, $2,411,133, and $2,451,799 for the years ended December 31, 2004, 2003, and 2002, respectively.

At December 31, 2004, approximately $24,743,000 of the owned real estate investments, and $11,511,000 of controlled partnership-owned real estate investments, after allowances for depreciation, represents collateral for the mortgage notes payable.

7. Shareholder Rights Plan

A Shareholder Rights Plan that the Board of Trustees adopted in 1989 expired December 31, 2004, and all Rights granted therewith were revoked. Under that plan each outstanding share had one purchase right to purchase from the Trust one share of beneficial interest at a price of $20 per share, subject to certain antidilution adjustments. The Rights were not exercisable or transferable apart from the shares at any time during the existence of the Plan.

8. Stock Options

In May, 2004, the Board of Trustees granted to a newly elected Trustee, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before May 5, 2007, at a price of $10.80 per share, the fair market value at the date of grant. Options for 2,000 shares were exercised in December, 2004. Options for 3,000 shares were unexercised at December 31, 2004.

No options were granted during 2003 and there were no unexercised options at December 31, 2003.

9. Fair Values of Financial Instruments

The following methods and assumptions were used by the Trust in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Restricted Cash: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

Short-term Debt and Mortgage Notes Payable: The fair values of the Trust's mortgage notes payable are estimated using discounted cash flow analyses, based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Trust's financial instruments are as follows:

	December 31, 2004	
	Carrying Amount	**Fair Value**
Cash and cash equivalents	**$ 3,037,234**	**$ 3,037,000**
Restricted cash	**1,885,865**	**1,885,000**
Mortgage notes payable	**33,026,470**	**33,437,000**

	December 31, 2003	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,550,459	$ 1,550,000
Restricted cash	1,742,053	1,742,000
Mortgage notes payable	33,437,032	33,575,000

10. Earnings (Loss) Per Share

A reconciliation of the numerator and denominator of the earnings (loss) per share computation is as follows:

	2004	2003	2002
Numerator (net income/loss):			
Numerator for basic and diluted earnings (loss) per share	**$ 2,647,067**	$ (540,658)	$ 689,239
Denominator:			
Denominator for basic earnings (loss) per share-weighted average shares	**1,786,602**	1,774,987	1,757,079
Effect of dilutive securities:			
Stock options	**747**	—	1,621
Denominator for diluted earnings (loss) per share-adjusted weighted average shares and assumed conversions	**1,787,349**	1,774,987	1,758,700
Basic earnings (loss) per share	**$ 1.48**	$ (0.30)	$ 0.39
Diluted earnings (loss) per share	**$ 1.48**	$ (0.30)	$ 0.39

Shareholder rights have not been included in the earnings (loss) per share calculation because they would be anti-dilutive at December 31, 2003 and 2002.

11. Federal Income Taxes

The Trust intends to continue to qualify as a real estate investment trust as defined in the Internal Revenue Code and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes.

The Trust initially intended to use the proceeds from the sale of the Park Plaza apartments in April, 2004 to acquire replacement investment property in accordance with provisions of Internal Revenue Code Section 1031. The Trust was unable to acquire a suitable replacement, and subsequently declared and paid a special cash distribution of $1.05 per share, an amount management believed would approximate the otherwise taxable income of the Trust for 2004.

Due to more favorable than expected operating results in the fourth quarter of 2004, including reductions in real estate taxes for several locations, the special cash distribution in December was not sufficient to offset all of the Trust's otherwise taxable income. The Board of Trustees intends to declare a special cash dividend in 2005 that will include the 2004 distribution deficiency.

Assuming that the Trust complies with other requirements with the Internal Revenue Code, income, including capital gain, will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

12. Shareholder Recommendation

A shareholder proposal recommending that the Board of Trustees undertake a plan to sell all of the Trust's assets and liquidate the Trust was supported by 50.4% of the votes cast by shareholders at the annual shareholder meeting on May 5, 2004. The Board of Trustees has no plan of liquidation under consideration at this time, but will consider that recommendation, along with other strategic options, in its efforts to maximize shareholder value.

13. Subsequent Event (Unaudited)

In connection with the proposed sale of the Fox Run apartments, as described in Note 4, the mortgagee agreed to extend the maturity date of the Fox Run apartment mortgage note until December 31, 2005 (See Note 6). Principal payments will remain unchanged at $10,470 per month until the expected sale of the property occurs. The Trust incurred an extension fee in connection with the new mortgage terms equal to ¼% of the outstanding balance, or $11,327. Management believes that the extension provides the Trust sufficient time and funding to complete the sale of Fox Run.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees
Century Realty Trust

We have audited the accompanying consolidated balance sheets of Century Realty Trust and Subsidiaries (the Trust) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Realty Trust and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

February 25, 2005
Indianapolis, IN

Ernst + Young LLP

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INTENTIONALLY)

GENERAL INFORMATION

TRUSTEES AND OFFICERS

GENERAL COUNSEL

Bingham McHale LLP
2700 Market Tower - 10 W. Market St.
Indianapolis, IN 46204

INDEPENDENT AUDITORS

Ernst & Young LLP
111 Monument Circle, Suite 2600
Indianapolis, IN 46204

SHARE LISTING

NASDAQ SmallCap
Symbol: CRLTS

SHAREHOLDERS

On January 15, 2005, the Trust had 2,526 shareholders of record.

INVESTOR SERVICES

The Trust directly provides all services, including share transfers, dividend payments, and record keeping.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 A.M. on May 4, 2005 at the

Skyline Club,
36th Floor, One American Square
Indianapolis, Indiana.

All shareholders are cordially invited to attend.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge upon request. Inquiries should be directed to Investor Services at the Trust's corporate office address.

CORPORATE OFFICE

320 N. Meridian St., Suite 823
Indianapolis, IN 46204
Phone: (317) 632-5467
Fax: (317) 685-1588

CENTURY REALTY TRUST
320 N. Meridian St., Suite 823
Indianapolis, IN 46204